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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70231

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>06/01/2019</u> AND ENDING <u>12/31/2019</u>
                                              MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Huatai Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 HUDSON YARDS, 41ST FLOOR
(No. and Street)

NEW YORK	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name -- if individual, state last, first, middle name)

529 5th Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Bryan Lin** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Huatai Securities (USA), Inc.** , as of **December 31, 2019** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____

_____

_____ Signature

_____ CEO
Title



Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HUATAI SECURITIES (USA), INC.

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm)

Huatai Securities (USA), Inc.
Table of Contents



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Huatai Securities (USA), Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Huatai Securities (USA), Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Huatai Securities (USA), Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Huatai Securities (USA), Inc.'s management. Our responsibility is to express an opinion on Huatai Securities (USA), Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Huatai Securities (USA), Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Huatai Securities (USA), Inc.'s auditor since 2019.
New York, New York
February 28, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

Huatai Securities (USA), Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	8,861,329
Operating lease right of use asset		1,432,482
Furniture, equipment and leasehold improvements,		
net of accumulated depreciation and amortization of $72,915		203,801
Prepaid expenses		153,643
Other Assets		63,562
Total assets	$	10,714,817

Liabilities and stockholder's equity

Accrued expenses	$	3,249,031
Accounts payable		10,000
Operating lease liability		1,501,325
Total liabilities		4,760,356

Stockholder's equity:

Common stock, $0.01 par value. Authorized, issued and outstanding 10,000 shares	100
Additional paid-in capital	15,988,320
Accumulated deficit	(10,033,959)
Total stockholder's equity:	5,954,461
Total liabilities and stockholder's equity	$ 10,714,817

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and Nature of Business**

   Huatai Securities (USA), Inc. (the "Company") is incorporated in Delaware on August 24, 2018 and is wholly owned by Huatai International Financial Holdings Company Limited (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and received approval to commence business operations from the Financial Industry Regulatory Authority, Inc. ("FINRA") effective June 3, 2019.

   The Company conducts the following businesses, all solely with institutional investors:
   - Solicitation of investors in connection with primary and secondary market placements of U.S.- and Hong Kong-listed and regional securities (equity and debt), including acting as an underwriter in firm commitment or best efforts registered offerings, or as an initial purchaser in unregistered offerings, including Rule 144A offerings;
   - Acting as a placement agent in the private placements of securities;
   - Facilitating and arranging deals in investments, including primary and secondary market placements of U.S.- and Hong Kong-listed securities (equity and debt), including acting as underwriter in firm commitment or best efforts registered offerings, selling agent, solicitation, reception and handling of investors' orders in the U.S.;
   - Soliciting clients for, and completing account opening and related procedures for securities relationships between its affiliates;
   - Providing information to U.S. investors (existing and potential clients), including distribution of third-party research reports, generally prepared by its Hong Kong and Peoples Republic of China affiliates;
   - M&A advisory activities; and
   - Acting as broker in secondary market transactions in non-U.S.-listed securities for U.S. institutional investors, which transactions may be executed and settled by a non-U.S. broker-dealer affiliate of the Company.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Allowance for Doubtful Accounts
   The Company evaluates its accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable. There was no allowance for doubtful accounts at December 31, 2019.

Right-of-use asset and lease liabilities

The Company accounts for its material leases in accordance with ASC Topic 842, "Leases" ("ASC 842"). The guidance requires the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases.

The Company leases office space in New York City, its base of operations and the location of all of its employees. This lease term expires on March 31, 2022. For the period from June 1, 2019 through December 31, 2019, payments related to this lease totaled $419,440.

The adoption of ASC 842 resulted in the recording of operating lease right of use assets of approximately $1,769,000 and operating lease liabilities of approximately $1,856,000 at June 1, 2019. The present value of operating lease liability was computed using an interest rate of 6.5%. During the period from June 1, 2019 through December 31, 2019, no additional leases were entered into with additional right of use assets and lease liabilities. The Company implemented ASC 842 using the modified retrospective approach. In addition, at June 1, 2019, there was no impact to stockholders' equity upon adoption.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of Dec 31, 2019 are as follows:

2020	$ 719,040
2021	719,040
2022	179,760
Total undiscounted lease payments	$ 1,617,840

The imputed interest included in computation of the lease liability as of December 31, 2019 was $116,515.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight line method, based on the estimated useful life. Leasehold improvements are amortized using the straight line method over the shorter of their useful lives or the terms of the respective lease.

Income Taxes

The Company uses the asset and liability method to provide for income taxes in accordance with Accounting Standards Codification (ASC) 740, "Income Taxes". Deferred tax assets and liabilities are recorded and adjusted for the future tax consequences of events that have been recorded in the financial statements or the tax returns. Differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company accounts for uncertainties in income taxes pursuant to ASC 740, "Income Taxes". ASC 740 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

3. **Cash**

At December 31, 2019, cash consists of a checking account at a major bank which is insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in a balance in excess of such insurance coverage of approximately $8,611,000.

4. **Related Party Transactions**

The Company may, from time to time, share in the services provided by one or more third-party vendors paid by the Company's affiliates, Huatai Financial Holdings (Hong Kong) Limited and Huatai United Securities Co. Ltd., or pay certain travel and lodging expenses for personnel of its affiliates.

At December 31, 2019, the Company recorded a receivable in the amount of $30,150 for certain expenses, which were paid on behalf of the Company's affiliates and not yet reimbursed by the affiliates. This receivable is included in other assets in the statement of financial condition.

5. **Income taxes**

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax basis of asset and liabilities. At December 31, 2019, the Company has federal net operating loss carryforward ("NOL") of approximately $1,018,000 incurred in 2019 which will be carried forward indefinitely. There is approximately $3,052,000 of NOL for various states and New York City which will begin to expire in 2039. The NOLs and other timing differences created a cumulative deferred tax asset of approximately $2,682,000 as of December 31, 2019. The Company recorded a full valuation allowance against its deferred tax assets, as future realization is uncertain.

The Company records uncertain tax positions in accordance with ASC 740 "Accounting for Uncertainty in Income Taxes" on the basis noted in note (2) above.

6. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the maintenance of minimum net capital as defined. The Company computes its net capital under the alternative method permitted by the net capital rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company had net capital of $5,533,455, which was $5,283,455 in excess of its required net capital of $250,000.

7. **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019.

8. **Concentration of Credit Risk**

During the period ended December 31, 2019, 94% of the Company's revenues were derived from one customer.

9. **Subsequent Events**

The Company has evaluated whether events or transactions have occurred after December 31, 2019 that would require recognition or disclosure in these financial statements through February 28, 2020, which is the issuance date of these financial statements.

There were no subsequent events which would require disclosure in the footnotes to the financial statements.